May 4, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Megan Miller

Re:	NexPoint Funds I (File No. 811-21866)

Highland Income Fund (File No. 811-23268)

Highland Global Allocation Fund (File No. 811-23369)

NexPoint Real Estate Strategies Fund (File No. 811-23129)

Ms. Miller:

This letter responds to comments given by you to K&L Gates LLP, fund counsel to NexPoint Funds I, Highland Income Fund, Highland Global Allocation Fund, and NexPoint Real Estate Strategies Fund (each, a “Trust” and, collectively, the “Trusts”), and to SEI Investments Global Funds Services (“SEI”), the administrator to the Trusts, in a telephone conversation on April 3, 2023. The SEC staff (“Staff”) comments provided relate to below-listed Annual Report filed for each Trust on Form N-CSR (each, a “Report”) and related filings of each Trust. SEI provides the Trusts with administrative and accounting services and submits these responses on behalf of the Trusts.

Trust:	Report for FYE:
NexPoint Funds I	June 30, 2022
Highland Income Fund	December 31, 2022
Highland Global Allocation Fund	September 30, 2022
NexPoint Real Estate Strategies Fund	December 31, 2022

We have reproduced the substance of your comments below, followed by the responses by the applicable Trust.

NexPoint Real Estate Strategies Fund (“NRESF”)

SEC Comment 1

Please explain why the amounts in the affiliate table do not tie to the correlated amounts on the balance sheet or the related Statement of Operations. See Regulation S-X, Section 12-14 and related footnotes.

NRESF’s Response to Comment 1

On the Consolidated Statement of Assets and Liabilities, NRESF is showing an ending ‘Affiliated investments, at value balance of $15,374,935, as well as the same balance in footnote (d) of the Consolidated Investment Portfolio. These balances match the ending affiliate balance in Note 11 of the affiliate table also of $15,374,935.

May 3, 2023

On the Consolidated Statement of Operations, the affiliate dividends show $564,589 for the period. This balance matches the ‘Affiliated Income’ in Note 11 of the affiliate table also of $564,589. We note that the immaterial interest income of $1,093 was not presented in the ‘Affiliated Income’ in Note 11 of the affiliate table. NRESF confirms that it will include any such amounts in the Report on a going forward basis.

SEC Comment 2

Management’s Discussion of Fund Performance (“MDFP”) should be enhanced to include a broader discussion of factors materially affecting performance. Please address how NRESF will address this Form requirement going forward. (See Form N-2, Item 24.)

NRESF’s Response to Comment 2

Item 24 Instruction (4)(g)(1) of Form N-2 requires a discussion in the MDFP of “the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund.”

Although the MDFPs in the annual reports did discuss the factors that materially affected the relevant Trust’s performance during the period reviewed (“Factors”), the MDFPs did not directly discuss the impact of shorts and derivatives on performance because such impact was immaterial to the performance of NRESF during the period covered by the Report.

In order to more clearly comply with the requirements of Item 24 Instruction (4)(g)(1), future MDFPs will be drafted to make explicit the impact of the Factors on fund performance.

SEC Comment 3

Please explain the differences reported between the MDFP discussion and the total returns reported in the Financial Highlights and the average annual total returns table.

NRESF’s Response to Comment 3

NRESF confirms that the total returns reported in the Financial Highlights and the average annual total returns table are correct and that there was an inadvertent error in the amount reported in the MDFP discussion. NRESF will ensure that the total returns are reported accurately throughout the Report on a going forward basis.

SEC Comment 4

The Notes to the Financial Statements state that there were no transfers into or out of Level 3; however, the reconciliation of Level 3 investments shows transfers out. Please update the disclosure going forward, including the reasons for the transfers. (See ASB 820-10-50-2B3.)

NRESF’s Response to Comment 4

The Registrant has confirmed that there was one transfer out of Level 3 CIFC for $100,000. More liquidity in the market resulted in the bid depth increasing and therefore CIFC moved from Level 3 to Level 2. The Registrant confirms that going forward it will ensure that transfers into or out of Level 3 are disclosed, including the reasons for the transfers.

May 3, 2023

Global Allocation Fund (“GAF”)

SEC Comment 1

Please explain if there were any changes in valuation techniques used and the reasons for those changes. Please include such disclosure going forward to the Notes to the Financial Statements. (See ASB 820-10-50-2BBB.)

GAF’s Response to Comment 1

GAF confirms that there were no changes in valuation techniques used with respect to previously held assets, but new assets were acquired during the year which required new fair value techniques. The newly acquired positions’ fair value techniques were disclosed in the Notes to the Financial Statements. GAF confirms that it will continue to include disclosure regarding any changes in valuation techniques used and the reasons for those changes going forward to the Notes to the Financial Statements.

SEC Comment 2

The Staff noted that the valuation for the input cost price was included in the Report filed for fiscal year ended September 30, 2021, but there were no such inputs included in the Report filed for fiscal year ended September 30, 2022. Please explain the reason(s) for this. Also, please include the disclosure requirements regarding valuation techniques and significant unobservable inputs in the Financial Statements for all Level 3 securities.

GAF’s Response to Comment 2

GAF notes that cost price is typically used for new investments absent any new data since the transaction. GAF believes that it would be appropriate for the “cost price” input to no longer be included in the Report over time and instead be replaced with a more appropriate methodology as new information becomes available. For September 30, 2022, several investments that used “cost price” were written off or sold during the year, therefore it is appropriate for this input to not be included in the unobservable input table as of the same date.

NexPoint Funds I (“NFI”)

SEC Comment 1

With respect to the Merger Arbitrage Fund, the Staff noted that the Fund had exposure to derivatives during the last fiscal year. Please include a discussion regarding the impact of derivatives in the MDFP section of the Report going forward.

NFI’s Response to Comment 1

In order to more clearly comply with the requirements of Item 27(b)(7) of Form N-1A, future MDFPs will be drafted to make explicit the impact of the Factors on fund performance.

May 3, 2023

Highland Income Fund (“HFRO”)

SEC Comment 1

The Staff noted that the Notes to the Financial Statements included disclosure regarding conversion costs in conjunction with the Fund’s shareholder proposal to convert the Fund from an open-end fund to a C-Corporation, noting that the conversion costs are included in the Statement of Operation as “Conversion fees”. The Staff noted that there is no discussion of the conversion in Note 1 of the Financial Statements. Please explain what these conversion costs relate to.

HFRO’s Response to Comment 1

In 2021, the C-Corp conversion was proposed and also subsequently withdrawn in the same year. The majority of the conversion fees related to 2021, but there were a few additional immaterial conversion fees that were paid in 2022 related to closing out the C-Corp conversion. As the withdrawn proposal was also pulled in 2021 and only had immaterial fees in 2022, the withdrawn C-Corp proposal was not subsequently represented in Note 1 in 2022. Please see the 2021 Form N-CSR Note 1 reference for more detail:

“On July 9, 2021, the Fund announced a special meeting of shareholders (“Special Meeting”) to consider and vote on a proposal to convert the Fund from a registered investment company to a diversified holding company and to amend certain fundamental investment restrictions (“C-Corp Conversion”). On October 13, 2021, the Fund announced that it withdrew the C-Corp Conversion proposal, and the Board authorized the repurchase of $40 million common shares over a six-month period. Under this program, the Fund repurchased 1,854,281, at an average price of $11.19, for a total investment of $20.9 million. Upon retirement of the repurchased shares, the net asset value was $25.8 million, or $13.89 per share.”

All Trusts, as applicable

SEC Comment 1

The Staff noted that, for certain Funds, the Fee Table in the prospectus and the Financial Highlights appear to omit expedited settlement facility fees from the expense cap. Please provide where the exclusion of these fees are shown in the expense limitation agreement.

Trusts’ Response to Comment 1

These expedited settlement facility fees are viewed as “other transaction costs” which are waived fees per the expense limitation agreement. Please see sample language from the Highland/iBoxx Senior Loan ETF (NexPoint Funds I) Expense Limitation and Recoupment Agreement:

“Effective November 1, 2021 and until at least October 31, 2022, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, brokerage commissions and other transaction costs, acquired fund fees and expenses and extraordinary expenses) of the Fund to 0.55% of average daily net assets attributable to any class of the Fund (the “Expense Cap”).”

May 3, 2023

SEC Comment 2

The Staff noted that certain Funds have a monthly distribution policy or practice of maintaining a specified level of distributions and paid a return of capital on a perspective basis. Please include a discussion of the extent to which a Fund’s distribution policy resulted in distributions of capital or impacted its strategies or net asset value (“NAV”). (See Form N-2, Item 24, Instruction 4.G.3 and Form N-1A, Item 27(b)(7)(iii))

Trusts’ Response to Comment 2

In order to more clearly comply with the requirements, future MDFPs will be drafted to discuss the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Trust’s investment strategies and per share net asset value during the last fiscal year covered by the report.

SEC Comment 3

Item 4(d) of the Registrant’s certification required by Item 13(a)(2) of Form N-CSR do not appear to refer to the correct time period. The Staff noted that the form of certifications included in Form N-CSR have changed, and it appears the Reports included the older form of certifications. Please file an amended Form N-CSR to include the correct form of certification and ensure that the certifications are updated to a current date.

Trusts’ Response to Comment 3

The certifications filed with the Form N-CSR for each Trust have been reviewed. GAF hereby confirms that an amended Form N-CSR will be filed to correct Item 4(d) of its certification required by Item 13(a)(2) of Form N-CSR.

SEC Comment 4

Please consider disclosing whether or not the graphical table includes derivatives. (See Form N-2, Item 24 and Form N-1A, Item 27(d).)

Trusts’ Response to Comment 4

The Trusts’ intend to enhance their derivatives disclosure set forth in the expense examples on a going forward basis.

SEC Comment 5

Please include in the Notes to the Financial Statements disclosure regarding the accounting treatment of up front premiums paid or received in connection with swaps.

Trusts’ Response to Comment 5

The Trusts’ confirm that the Trusts will include disclosure regarding the accounting treatment of up front premiums paid or received in connection with swaps on a going forward basis.

May 3, 2023

SEC Comment 6

With respect to NRESF and HFRO, please break out interest payable in the Statement of Assets and Liabilities for each Fund. (See Regulation S-X, Section 6-04.013.)

NRESF’s and HFRO’s Response to Comment 6

NRESF and HFRO each confirm that it will break out the interest payable in the Statement of Assets and Liabilities for each Fund on a going forward basis.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

cc:	Stephanie Vitiello, Esq.